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April 6, 2004

BC Securities Commission                         Alberta Securities Commission
Saskatchewan Securities Commission               Manitoba Securities Commission
Ontario Securities Commission                    Quebec Securities Commission
The Office of the Administrator of Securities    Nova Scotia Securities Commission
          - New Brunswick
Registrar of Securities - Prince Edward Island   Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: STANTEC INC. ANNUAL MEETING
    CONFIRMATION OF MAILING

On April 5, 2004 the following items were sent by prepaid mail to all shareholders of the above-mentioned Company:

1. Letter to Shareholder / Notice of Annual Meeting / Management Information Circular

2.    2003 Annual Report

3.    Proxy (white)

4.    Contact Information Reply Card (Beneficial Holders Only)

5.    Supplemental Return Card (Beneficial Holders Only)

6. Non-Postage Paid Return Envelope - Toronto Proxy Department (Registered Shareholders Only)

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Carla McKinstry
Associate Manager
Client Services
(403) 232 - 2406
carla_mckinstry@cibcmellon.com

cc: Stantec Inc.
    rnyman@stantec.com

April 6, 2004

BC Securities Commission                         Alberta Securities Commission
Saskatchewan Securities Commission               Manitoba Securities Commission
Ontario Securities Commission                    Quebec Securities Commission
The Office of the Administrator of Securities    Nova Scotia Securities Commission
          - New Brunswick
Registrar of Securities - Prince Edward Island   Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: STANTEC INC. ANNUAL & SPECIAL MEETING
    CONFIRMATION OF MAILING

On April 5, 2004, the following item was sent by prepaid mail to all ESP Participants of the above-mentioned Company:

      1. Letter to Shareholder / Notice of Annual Meeting / Management Information Circular

      2.    2003 Annual Report

      3.    Proxy (blue)

      4.    Contact Information Reply Card

      5.    Supplemental Return Card

      6.    Non-Postage Paid Return Envelope - CIBC Mellon Calgary Branch

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Carla McKinstry
Associate Manager
Client Services
(403) 232 - 2406
carla_mckinstry@cibcmellon.com

cc: Stantec Inc.
    rnyman@stantec.com